Mail Stop 4561

      January 31, 2006

Ben Barnes
ActivCard Corp.
6623 Dumbarton Circle
Fremont, CA 94555

Re:	ActivCard Corp.
      Form 10-K for Fiscal Year Ended September 30, 2005
      	Filed December 28, 2005
		File No. 000-50223

Dear Mr. Barnes:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 14

1. We note your explanations surrounding the significant changes in your results of operations during 2005. Tell us how you considered
Item 303 of Regulation S-K and Section IV of the "Commission
Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960) regarding your MD&A disclosures. For example, we note your disclosure, among others, that "the increase in software revenue of 37% in fiscal 2005 compared to the twelve months ended September 30, 2004 resulted primarily from increased sales to your enterprise customers." Tell us more about the factors that led to your increase in sales including whether management believes that these factors are a material trend that will impact future sales. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. To do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.

Liquidity and Capital Resources, page 22

2. Your filing should discuss long-term and short-term needs and sources of capital. In this regard, clearly indicate the principal sources of liquidity to focus on the primary drivers and other material factors necessary to understand your cash flows and the indicative value of historical cash flows as opposed to a recitation of amounts that are readily computable from the face of the financial statements. For example, it appears that operations have been a significant use of cash, however, it is not clear how you plan to manage your cash needs under these circumstances. Indicate whether this trend will continue and describe any plans to reverse this use of cash. The disclosure should clearly indicate the sources of cash to continue to fund operations over the long-term and the availability of that source. Tell us how you considered Item 303 of
Regulation S-K and Section IV of the "Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations" (Release No. 34-48960) regarding your MD&A disclosures.

Notes to Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting
Policies,
page 47

Revenue Recognition, page 49

3. We note the phrase "rights to multiple software products" included within your critical accounting policies and notes to consolidated financial statements. Tell us more about these "rights" as they relate to your software arrangements. In this regard, tell us whether the customer is able to exchange the right to use one software product with the right to use another during the term of the software arrangement. Indicate how you are accounting for these rights.

11.  Restructuring Liability, page 62

4. We note that you accounted for the restructuring events subsequent to December 15, 2002 under SFAS 146. Note that SFAS 146 applies to costs including termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that is referred to as a one-time termination benefit. In light of the fact that you initiated at least one restructuring event during each year beginning 2002, explain how these events meet the definition of a one-time termination benefit. Refer to paragraph
8 of SFAS 146. In this regard, explain how you evaluated whether these benefits should be subject to SFAS 112. See FSP 146-1.

5. We note your disclosures regarding the restructuring expenses incurred during fiscal years 2003 through 2005. In this regard, tell us whether management considers these events to be a trend that will have, or is reasonably likely to have, a material impact on the company`s future operating results. See SAB Topic 5(P)(4). Note that one of the principal objectives of MD&A is to provide information about the quality and potential variability of a company`s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Ben Barnes
ActivCard Corp.
January 31, 2006
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